NEWS RELEASE

March 27, 2018

Nevsun Files 2017 Annual Report

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (Nevsun or the Company) announced today it has filed its annual report on Form 40-F with the United States Securities and Exchange Commission (www.sec.gov/edgar). The Company has also filed its Annual Information Form (AIF) in Canada on SEDAR (www.sedar.com).  A copy of the AIF, including a link to Form 40-F, is available on the Company’s website at www.nevsun.com. Shareholders may request a printed copy of the complete audited financial statements, free of charge, by email to ir@nevsun.com or by regular mail to 1066 West Hastings Street, Suite 1750, Vancouver, BC V6E 3X1.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com